Avino Silver & Gold Mines Ltd.
Suite 400 - 455 Granville Street
Vancouver, BC V6C 1T1
Ph: (604) 682-3701
Fax: (604) 682-3600
 www.avino.com, shares@avino.com

March 26, 2007
TSX - V Trading symbol: ASM
U.S. OTC BB symbol: ASGMF
FSE: GV6

AVINO ANNOUNCES FURTHER RESULTS OF DRILLING

Avino Silver & Gold Mines Ltd. (the “Company”) is continuing to explore the large Avino property located 80 kilometres north-east of Durango, Mexico. The Company is pleased to announce results of diamond drill holes SG-07-03 and SG-07-04 on the San Gonzalo gold, silver, lead, zinc deposit situated 2 kilometres north-east of its former producing (1976 - 2001) silver, copper, & gold mine.

The San Gonzalo structure strikes northwest/southeast and dips very steeply (85-90˚) towards the southwest.

Location, bearing dip etc. of holes on the San Gonzalo Zone are as follows. A map showing hole locations is posted on Avino’s website www.avino.com.

HOLE ID	BEARING	DIP	DEPTH m	EAST m	NORTH m	ELEV m
SG-07-01	42˚	-60˚	386.80	571712	2713997	2285
SG-07-02	30˚	-48˚	323.70	571712	2713997	2285
SG-07-03	66˚	-43˚	315.00	571712	2713997	2285
SG-07-04	45˚	-49˚	312.70	571647	2714067	2265
SG-07-05	51˚	-69˚	137.00	571647	2714067	2265
SG-07-06	47˚	-58˚	387.20	571647	2714067	2265
SG-07-07	36˚	-44˚	281.55	571574	2714129	2278
SG-07-08	35˚	-55˚		571574	2714129	2278

Principal intersections in the two holes were:

Vein or Structure	From (metres)	To (metres)	Down Hole Lengths (m)	Au (g/t)	Ag (g/t)	Pb%	Zn(%)
Hole SG-07-03
San Gonzalo Vein	187.45	188.70	1.25	3.57	341	0.6	0.87
Hole SG-07-04
Santiago Vein	18.55	25.00	6.45	0.21	364	NS	NS
(includes)	20.85	21.9	1.05	0.29	990	0.21	NS
	21.90	22.8	0.90	0.49	433	0.16	NS
Cross Vein	31.00	34.05	3.05	0.18	86	0.17	NS
San Gonzalo HW	248.15	249.25	1.10	0.43	58	0.25	0.26
FW	258.75	259.00	0.25	2.66	114	4.8	4.22

Note: Hole SG-07-04 cuts the Santiago and Cross veins obliquely

The program was carried out under the supervision of Chris J. Sampson, P. Eng., a qualified person under NI 43-101.

Sample lengths of the NQ drill core were diamond sawed into halves by mine staff and shipped to Inspectorate Labs in Durango, Mexico, for preparation into pulps and rejects. Pulps were analyzed at Inspectorate Labs in Sparks, Nevada.

Gold and silver were analyzed by fire assay using Aqua Regia Leach and AA finish. Other elements are reported from a 29 element I.C.P. package.

The drill at San Gonzalo has now been moved to explore the Santa Ana vein system. The second drill rig is on the Los Angeles Zone.

The IP geophysical survey by Walcott and Associates has now been completed. The Company is currently reviewing the IP results and the details, including proposed drill targets will be released shortly.

This report prepared by Chris J. Sampson, P. Eng., Qualified Person under NI 43-101.

Avino Silver & Gold Mines Ltd., founded in 1968, has established a long record of mining and exploration. The Company’s focus is the acquisition and aggressive exploration of top silver prospects throughout North America. Avino remains well funded with no debt.

On Behalf of the Board

“David Wolfin”
David Wolfin
President

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.